Filed by Stagwell Group LLC

pursuant to Rule 425 under the U.S. Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: MDC Partners, Inc.

Commission File No.: 001-13718

Date: May 5, 2021

The Stagwell Group - First Quarter 2021 Earnings, May 5, 2021

Beth Lester Sidhu:

Good morning everyone, and thank you for joining us for Stagwell's Q1 2021 earnings call. Please note, this event is being recorded. Joining me are stairwell partner, Jay Leveton and Stagwell chief financial officer Ryan Greene. Stagwell founder, president and managing partner and MDC chairman and CEO, Mark Penn will join us shortly. Following our prepared remarks, we'll host a live Q&A session. If you would like to submit a question to the management team, please do so at any time during the call, by clicking on the questions tab on the top left of your screen. We will also look to answer those questions submitted to us in advance of the call.

Beth Lester Sidhu:

Before we begin, I'd like to remind you that the following discussions contain forward looking statements and non-GAAP financial data. forward-looking statements about the company, including those related to earnings guidance, are subject uncertainties referenced in the cautionary statements, included in our earnings release and slide presentation. For your reference, we've posted our earnings release inside presentation to our website, stagwellgroup.com. We also refer you to this morning's earnings release and slide presentation for definition, explanations, reconciliations of non-GAAP financial data. And now to start the call, I'd like to turn it over to Jay Leveton, partner at the Stagwell Group to start today's presentation.

Jay Leveton:

Thanks, Beth. It's good to be back with you today for Stagwell's second earnings call, where we'll take you through our Q1 2021 results. Before we jump into the numbers and highlights, I wanted to point your attention to the letter Mark released discussing the merits of the Stagwell MDC deal two weeks ago. They revolve around four key points, first scaling and harnessing the growth and the digital transformation online media space. As you'll see in today's report, Stagwell's experiencing double digit growth in this vertical and post-pandemic, we see continued growth and opportunity with cross-selling MDC, 1700 clients and pitching multiple offerings together into business opportunities. Second, while Stagwell has focused primarily on growth in the digital space, we see creativity as a continued critical element for clients. We believe the combination really is what we are calling scaled creative performance. No company is better positioned in the creative space today than MDC and with the Stagwell digital know-how, clients get the best of both worlds.

Jay Leveton:

We also want to continue to roll out our new SaaS products, whether they are helping clients manage their influencer ecosystem, understand target audiences without cookies through first-party data, subscription-based brand tracking with the Harris brand platform and innovate in the public relations space with technology like Prophet. And finally, as a scaled global player, we can compete head-on with the four legacy holding companies for global remits, increasing our average client engagement from the five to $10 million range to 10 to 20 million and beyond. With the United States coming out of the pandemic, we are optimistic about the future of marketing and how Stagwell is positioned in the industry. We are digital first, leverage the fast growing trends around e-commerce, digital media, performance, marketing, influencer marketing and activation and digital fundraising and advocacy. And with the addition of MDC, we see continued upside and growth opportunities.

Jay Leveton:

I'm now going to jump into our financial performance in the first quarter and then get into our key strategic areas of focus and our progress against them. Afterward, I'll turn it over to Stagwell's chief financial officer, Ryan Greene, who will update you on specific Q1 2021 numbers and how we look at the business and why. As a reminder, we'll do a question and answer session at the end of the call, so please submit your questions through the chat feature in the upper left corner of the video conference window. Turning to the financial results. In Q1 2021, we finished the quarter as we expected, achieving year over year net revenue growth of 4.8% and an increase in adjusted EBITDA of 10.2%. This growth is particularly notable for two key reasons.

Jay Leveton:

First, two of our divisions were directly impacted by COVID-19. Our travel-related business had significant fall off as air travel was still quite slow, particularly in early January and February as COVID cases were high and vaccine distribution was still in its early days. Our entertainment related business had a similar dynamic, with movie theaters being closed or capacity being severely reduced. Secondly, we are in an odd year now, which means we're coming out of the busy issues and political cycle and Q1 of an odd year is one of the slower quarters in the segment. Notably, those businesses that were not directly affected by COVID experienced double digit revenue and EBITDA growth in the quarter, which we continue to expect will happen for the full year. For context, many of these companies have described their new business activity and the size of their new business pipelines as, "Unprecedented."

Jay Leveton:

Importantly, on an adjusted basis, which includes pre-acquisition revenues for acquired businesses and uses Q1 2019 as a benchmark for our communications public affairs and advocacy business, which is how we look at the segment, net revenue grew 5.4% and EBITDA was up 40.7%. In terms of specific guidance, we have supplied MDC with our Q1 2021 audit reports and our three plus nine budget consolidated and segment level re-forecast information. On that basis, MDC has reaffirmed the full year expectations for the combined company. Let me now turn to Stagwell's Q1 initiatives and the progress we've made against them.

Jay Leveton:

For the last five years, Stagwell go to market has fundamentally been about best-in-class talent and technology or what we call truly technology enabled services. In the first quarter of 2021, we continued to drive those initiatives forward showing significant progress. First as an example, in our segments, our technology products are achieving significant traction in the market, as our subscription-based Harris brand platform experienced 300% growth. Disintermediating traditional market research and brand tracking players. Using our new Stagwell CUE product, Customer Understanding and Engagement Data Platform has allowed our research and media buying companies to leverage stated research data, behavioral transaction, and location data to activate highly targeted online audiences. Today CUE is helping clients launch movies by efficiently targeting sub segments of the population by genre and title, helping nonprofits raise money for causes and along retail clients to find new insights and audiences for their brands to connect with online, most importantly, without the use of cookies.

Jay Leveton:

In our public affairs, communications and advocacy segment again, we saw an explosion of digital communication with key audiences. In comparing March, 2021 to March, 2019, we increased our peer to peer messages sent by 38 fold and we sent 172 million emails, up from 20 million. We are now in the process of building out these tools to help Fortune 500 companies harness the power of hyper-targeted digital communications at scale. And in our digital marketing segment, we rolled out our influencer management platform Koalifyed, and it is now being used by nearly 20 brands within one of the world's leading CPG companies and is in trial with others. And this segment continues to benefit from the ever-growing client demand for creativity driven UI and UX work and global performance marketing, as experiences and commerce continue to rapidly move offline to online.

Jay Leveton:

Secondly, as part of our combination with MDC, Stagwell teams have ramped up their coordination with MDC agencies. We are already seeing significant progress in the marketplace. As mark mentioned on the MDC earnings call earlier, joint Stagwell MDC teams partnered to win Con Edison creative and media assignments and additional Johnson & Johnson creative and digital work, beating out legacy holding company teams. On its own, Stagwell won AOR for Atlantic broadband, which involved five of our companies, including research, creative, media buying and public relations support. Other significant new clients included DoorDash, Lululemon, CVS Health, HP Enterprise, DeBeers and incremental work with FANG and other confidential technology clients. Let me take a few minutes to walk you through some of the highlights for each segment. Our digital transformation and marketing segment grew net revenue by 11% while EBITDA grew by 53%.

Jay Leveton:

Coming out of the pandemic, we have seen a significant increase in large-scale digital transformation services and projects, particularly in the areas of e-commerce enablement, UI and UX work, customer journey, content management system deployments. The improved conversion to the bottom line was driven by a favorable mix of onshore and offshore development staffing resources. Our online media buying and performance marketing business has benefited from particularly strong growth in Asia and the Middle East, where net revenue grew more than 50% combined year over year.

Jay Leveton:

While we manage $1 billion in SCM for clients, particularly with Google, we continue to diversify into other digital channels that have seen increased fees, managing spend in display and programmatic on social media platforms like Facebook and Twitter and in affiliate marketing, all of which grew 30% or more in the quarter. Digital content, which houses our B2B and travel media businesses saw significant decline in the quarter driven by continued slowdowns in airline travel, with little to no traffic in Europe and Asia and 50 to 60% of the average TSA passenger traffic in the US versus 2019.

Jay Leveton:

Despite that, Stagwell remains committed to the travel vertical. As such, we have recently taken on key former CNN airport network sites, including all of New York City metro airports, Boston, Miami, Orlando, Phoenix, Seattle, Minneapolis, and Atlanta, within digital content's Reach TV subsidiary, which gives us a hold in the fast-growing digital out of home advertising market. This gives us over 2,500 screens at airport gates, lounges, and in concessionaires where we reach 97% of departing passengers daily. We are confident our travel vertical will return to double digit year over year growth in the second quarter and beyond. The B2B media buying space continues to go through a significant digital transformation process with the absence of trade shows due to COVID-19 and a secular slowdown in print advertising. We are seeing very strong growth in search engine marketing bookings with clients growing at 54% in the quarter year over year, and ad supported email content growing at 28% in the same period.

Jay Leveton:

In the research for technology segment, which includes entertainment related services, net revenue and EBITDA we're slightly behind year over year, given the preponderance of movie theaters were closed globally in the first quarter. Theaters are now open the US, Japan, UK, Spain, Korea, and other key markets. However, France, Brazil, Italy, and Germany remained closed. Even still, we are expecting full year growth in theatrical space of around 19% while streaming content revenue continues to remain strong, projected to grow 48%. The research for corporate segment benefited from significant growth and product development and consulting work in the technology vertical. And additionally, the Harris brand platform, as I mentioned earlier, continues to gain traction in that space for clients looking for a high quality, rigorous, quantitative subscription-based research tool for their marketing needs. And Stagwells CUE data platform is driving client engagements by combining survey data with behavioral transactional and location data as I laid out earlier.

Jay Leveton:

Altogether, these initiatives drove 35% net revenue growth in the quarter. The communications public affairs advocacy segment also experienced significant growth as issue advocacy and political campaign digital fundraising continues to grow, in this case measured against 2019, which is how we view it. There was also strong growth in our financial and investor relations division. As buoyant financial markets drove remits and special situations, SPAC work and general corporate communications. To wrap up, we are pleased with these quarterly results and we have strong visibility into our full year budget. This confidence is reinforced by the fact that our COVID impacted segments will re-accelerate in Q2, while the rest of our fast-growing segments should continue to remain strong as the pandemic recedes. With that, I'd like to turn it over to Stagwell's CFO, Ryan Greene, who will walk you through the numbers in greater detail. Thank you.

Ryan Greene:

Thanks Jay. As we move closer to the potential combination with MDC, I'm glad to talk you through our financial performance for the first quarter of 2031, but we continue to show momentum across most of our segments, despite the ongoing impacts of COVID and an off cycle election period. Given this is the first time we're discussing our quarterly results, we will discuss first quarter's performance in two ways. Initially I will discuss our results on an as reported basis that is consistent with gap, which does not include pre-acquisition results and would only compare against the same area in prior year. Then I will discuss our adjusted results, where we adjust our as reported results in two ways. The first includes the addition of pre-acquisition results for acquisitions completed during the reporting period. The second adjuster comparisons for our communication, public affairs and advocacy segment against first quarter 2019 results and not against 2020 results, since 2019 is the most recent non election year.

Ryan Greene:

All other segments compare 2021 results against 2020 results. We believe this allows for an equivalent period to period comparison for the performance of our segments, including accounting for the impact of the off political election period. On an as reported basis, GAAP revenue for the first quarter of 2021 was $181.2 million, a quarter on quarter decline of 3.3 million or 1.8%. GAAP revenue includes third party direct costs, which are expenses incurred with third party vendors, where we act as the principal to the transaction with servicing our clients. The decline in GAAP revenue was the net result of a decrease in third party costs, largely offset by increases in net revenue, which excluded those third party costs. Third party paused to 23.2 million, representing a decrease of 10.5 million or 31.3%. The decline was primarily due to decrease pass through costs related to political work recognized in the first quarter of 2020 that were not recognized in the first quarter of 2021.

Ryan Greene:

We reported net revenue of $158.1 million, which resulted on quarter on quarter growth of 7.2 million or 4.8%. This included double digit growth across nearly all segments, with the aggregate of our growing segments, totally 21.6 million, which was led by our digital marketing and research for corporate segments. The growth in those segments was partially offset by $14.4 million decline in our digital content and research for technology segments, the latter of which also includes entertainment related services, in each case where COVID-19 restrictions continued to impact global travel, as well as theatrical production and releases.

Ryan Greene:

Turning into our income metrics, we reported the income of 4.6 million for the first quarter of 2021, a quarter on quarter decline of 7.9 million or 63.2%. Operating expenses out of third-party direct costs increased $12 million, which consisted of 5.5 million of cost incurred to support the revenue growth noted earlier, 3.9 million of non-cash deferred third acquisition consideration expense, and 2.6 million of transaction costs. Adjusted EBITDA for the first quarter of 2021 was 23.8 million, providing quarter on quarter growth of 2.2 million or 10.2%, which was consistent with our internal expectation.

Ryan Greene:

As with net revenue, the growth in adjusted EBITDA was driven by strong performances in our visual marketing and our research for corporate segments. These were partially offset by declines in our digital content and research for technology segments, which remain impacted by COVID, and a decline in our communication, public affairs and advocacy segment during an off election period. We reported an adjusted EBITDA margin on GAAP revenue of 13.2% and an adjusted even on margin on net revenue of 15.1%, this represents a quarter on quarter margin increase of 143 basis points and 74 basis points respectively.

Ryan Greene:

Now I'd like to turn to our adjusted results. Again, adjustments include pre-acquisition results for our recent acquisitions and for the communication, public affairs and advocacy segment, we compare 2021 against 2019, the most recent off cycle period. On an adjusted basis, we reported quarter on quarter growth in GAAP revenue or $15 million or 9.1%. Additionally, net revenue increase 8.1 million or 5.4%. Again, this was led by double digit growth in nearly all segments, despite the impact to our digital content and research for technology segments, which reported declines in GAAP revenue of 13.7 million in net revenue of 14.4 million. As a result of the revenue increase adjusted EBITDA grew $6.9 million or 40.7%. Our adjusted EBITDA margin, on GAAP revenue was 13.2% and our adjusted EBITDA margin on net revenue was 15.1%. This represented quarter on quarter margin increases of 296 basis points and 378 basis points respectively.

Ryan Greene:

Before I turn things back over to Beth Lester Sidhu, let me briefly touch on liquidity. In the first quarter of 2021, we reported net cash provided by operating activities of 5.8 million, compared to $8 million for the first quarter of 2020. This represents a quarter on quarter decrease of 2.2 million, or 27.5%, which is primarily due to funding of work and GAAP requirements during the quarter. These amounts do not include capital expenditures of 3.3 million and 2.7 million for the first quarters of 2021 in 2020 respectively. We also remain in a strong net debt position, including reducing our overall borrowings on our revolver by $14.3 million during the quarter. This increased our unfunded capacity after accounting for undrawn letters of credit to 131 million at March 31 2021.

Ryan Greene:

Our trailing 12 month leverage ratio decreased 1.2 times from 2.5 by March 31st, 2020, to 1.3 times at March 31 2021. Our net leverage ratio, which includes the cash on our balance sheet, was less than one turn of adjusted EBITDA reporting 0.9 times at March 31, 2021. One final note on our current liquidity position, our total deferred acquisition consideration liability. Our earning approval was 14.7 million at March 31st, 2021, representing a decline of 3.2 million or 17.7%. The decline was primarily related to a 7.1 million acquisition payment that was partially offset by fair value and earn out accrual adjustments, totaling 3.9 million. With that, I'd like to turn the call back over to Beth Lester Sidhu for Q&A.

Beth Lester Sidhu:

Thank you very much, Ryan. We're now going to open it up for questions for those joining us on the line. As a reminder, please use the chat feature at the top of the window to submit your questions and we'll do our best to get to everyone. The first question we've received is as follows. When do you think we will see the full return on travel and entertainment?

Mark Penn:

Maybe Jay, you want to cover that?

Jay Leveton:

Yeah, sure. In terms of the travel business, I think as I alluded to in the narrative, we've started to see growth just in the beginning of Q2. I think in the United States, I think you've seen announcements particularly in New York and New York City that the city and the state will be getting back to a full opening stance within May and probably June. So I think when you look at this and you look at this in sort of different continents. The US will continue to accelerate in the hope that passenger travel and the TSA numbers will continue to increase. I think the bigger question is really around where Europe and Asia stand. And I think that's an open question. There's an announcement in May 17th in the UK specifically, which will [inaudible 00:21:45] more information. But the bigger question is from global travel really remains around the vaccine rollout in Europe and Asia. But I think we feel more confident that our US division will show much stronger growth and the Europe and Asia will come much more into the second half of the year.

Beth Lester Sidhu:

Thank you, Jay. Second question is, given it's an off cycle or non-election year, what do you see as the biggest opportunities for growth?

Mark Penn:

Yeah, I'll take that, it's Mark Penn, managing director and [inaudible 00:22:24]. Yeah, I think that what we're seeing is on the off cycle, the biggest opportunity for growth is the growth in the pure digital services. Coming out of the pandemic, the performance marketing we're expecting really performance marketing as weighted towards the holiday season. And we're expecting a really strong holiday season based on the excellent client mix that we have. And so while I think that there is going to be even off cycle political growth, while there is going to be a comeback in the travel in the second half of the year, the biggest growth that we're going to see that I think carries through this year is what we're seeing in terms of the platform, building performance, marketing, influence marketing, core digital services.

Beth Lester Sidhu:

Great, thank you, Mark. Last question we're going to have time for today. For digital agencies, is the biggest growth opportunity to expand business at existing clients or with new ones?

Mark Penn:

On that, I think we're seeing a pretty good combination. First there were a lot of digital clients that did a shutdown during the pandemic. And so we're seeing kind of a re-emergence of those clients as they plan holiday season. But I think what's stimulating added growth is new clients who realize that their digital stack really didn't cut the mustard and that they're going to put increased emphasis on that than they expected. And that's why the new business pipeline at the digital companies, I think, as Jay said, is unprecedented right now in terms of what we see with a lot of major new pitches out there.

Beth Lester Sidhu:

Great. Thank you, Mark. Thank you, Jay. Thank you, Ryan. I want to thank everyone for joining us on the line. We appreciate you joining us today. You will find all materials on our website at Stagwellgroup.com and we wish you a good Wednesday. Thank you everyone.